Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

Schottegatweg Oost 44
Curacao, Netherlands Antilles

Dated July 9, 2009

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-34635

Exhibit Index to Report

Exhibit No.	
1	Pres Release dated July 6, 2009
2	Notice of General Meeting of Shareholders to be held on August 27, 2009
3	Proxy Statement and Proxy Card.

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

FOR IMMEDIATE RELEASE
July 6, 2009

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

RETAIL HOLDINGS N.V. ANNOUNCES DIVIDEND AND ANNUAL MEETING AND DIVIDEND RECORD DATES

July 6, 2009, Curaçao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the "Company") announced today that the Company's Annual General Meeting (the "AGM") will be held in Curaçao, Netherlands Antilles, on August 27, 2009. On or about July 15, 2009, Proxy material for the AGM will be sent to Shareholders of record as of July 6, 2009.

The Board of Directors is recommending for Shareholder approval at the AGM a distribution of $0.20 per Common Share. Assuming that Shareholders at the AGM accept the recommendation of the Board of Directors, the record date for the distribution, representing a repayment from paid-in surplus, will be August 27, 2009. The distribution will be paid on or about September 11, 2009.

The Proxy Statement and a copy of the Proxy Card are available to Shareholders on the Corporate/Investor section of the Company's website: www.retailholdings.com.

About Retail Holdings

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing business and the Singer trademark in September 2004. Price quotations for the Company's Shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF".

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2008, and all prior statements since September 2000, together with the Auditor's Reports thereon; the 2008 Annual Report dated April 2009, and all prior Disclosure Statements and Reports since September 2000; and copies of all semi-annual and quarterly reports and press releases since September 2000, may be found at the Corporate/Investor section of the Company's website.

For further information, please contact Amy Pappas at (914) 241-3404.

Exemption Number 82-34635

RETAIL HOLDINGS N.V.

Notice of a General Meeting of Shareholders
To be held on August 27, 2009

To the Shareholders of:

RETAIL HOLDINGS N.V.,
a corporation organized and existing under the laws of the Netherlands Antilles (the "Company").

Notice is hereby given that a General Meeting of Shareholders of the Company (the "General Meeting") will be held at the offices of Citco Curaçao at Schottegatweg Oost 44, Curaçao, Netherlands Antilles, commencing at 10:00 a.m. (Netherlands Antilles time), on August 27, 2009, for the following purposes:

1. To approve and adopt the audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2008, as described in the Proxy Statement accompanying this Notice.

2. To elect Stephen H. Goodman, Antonio Costa, Alex Johnston, Stewart M. Kasen and Malcolm J. Matthews as Directors of the Company, such Directors to serve a term for the period from the date of this General Meeting through the date of the annual General Meeting of Shareholders to occur after this General Meeting.

3. To confirm and accept the recommendation of the Board of Directors of the Company to repay an amount from the account paid-in surplus of $0.20 per Common Share of the Company to Shareholders of record on August 27, 2009 and not to make any other distribution to Shareholders including with regard to the profits as determined by the adoption of Proposal One and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period.

4. To appoint KPMG Phoomchai Audit Ltd., a member firm of KPMG, as auditors of the Company for the fiscal year ending December 31, 2009.

Respectfully,

Stephen H. Goodman, Director

By order of the Board of Directors of Retail Holdings N.V.
July 6, 2009

YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE COMPANY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE GENERAL MEETING ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH IN THE PROXY STATEMENT ACCOMPANYING THIS NOTICE.

PROXY STATEMENT

General Meeting of Shareholders of

RETAIL HOLDINGS N.V.
(the "Company")

to be held commencing at 10:00 a.m.
Netherlands Antilles time, on August 27, 2009
at the offices of Citco Curaçao
Schottegatweg Oost 44, Curaçao, Netherlands Antilles

This Proxy Statement is furnished to the holders (the "Shareholders") of Common Shares, par value U.S. $0.01 per share of the Company (the "Shares"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board"). The proxies solicited by this Proxy Statement are to be voted at the General Meeting of Shareholders of the Company (the "General Meeting"), to be held at the time and place set forth above and for the purposes set forth below and in the accompanying notice of a General Meeting (the "Notice"). Enclosed is a form of proxy card ("Proxy") for use at the General Meeting.

One vote may be cast for each Share held. As of the close of business on July 6, 2009 the number of issued and outstanding Shares was 5,268,266, July 6, 2009 will be the record date (the "Record Date") for determining the Shareholders entitled to vote at the General Meeting. All holders of Shares as of the Record Date are entitled to receive the Notice, Proxy Statement and Proxy Card, to address the General Meeting and to vote thereat.

This Proxy Statement is first being mailed to Shareholders on or about July 15, 2009. This Proxy Statement and a copy of the Proxy Card are also available to Shareholders on the Corporate/Investor section of the Company's website: www.retailholdings.com.

THE GENERAL MEETING

At the General Meeting, the Shareholders will have the power to pass valid and binding resolutions with regard to all matters which affect the Company that have been proposed by the Board and are included in the Notice. A majority of the votes cast at the General Meeting shall be necessary to adopt the resolutions at the General Meeting with respect to matters set forth in the Notice. Matters that are not included in the Notice and that properly come before the General Meeting will also be given consideration. However, other than the appointment of the Chairman of the General Meeting, valid and binding resolutions can only be adopted with regard to such matters if passed by unanimous vote, and if all issued and outstanding Shares are represented at the General Meeting.

The Company is organized and existing under the laws of the Netherlands Antilles. As required by the Articles of Association of the Company, all general meetings of Shareholders must be held in Curaçao, the Netherlands Antilles. Shareholders may elect to attend the General Meeting in person or by a Proxy that is duly executed in writing. The enclosed Proxy Card has been prepared to ensure that all Shares have the opportunity to be represented at the General Meeting. Shares cannot be voted at the General Meeting unless the respective holder of record as of the Record Date is either present in person or represented by proxy.

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you in order that the Company may avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

1.	Individual Accounts:	Sign your name exactly as it appears in the registration on the proxy card(s).
2.	Joint Accounts:	Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card(s).
3.	All Other Accounts:	The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of registration. For example (see below):

Registration	**Valid Signature**
Corporate Accounts	
(1) ABC Corporation	ABC Corp.
(2) ABC Corporation	John Doe, Treasurer
(3) ABC Corp. c/o John Doe, Treasurer	John Doe
(4) ABC Corp. Profit Sharing Plan	John Doe, Treasurer
Trust Accounts	
(1) ABC Trust	Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe
Custodial or Estate Accounts	
(1) John Smith, Cust. f/b/o John Smith, Jr	John Smith
(2) Estate of John Smith	Smith Jr/Executor

VOTING OF PROXIES

All Shares represented at the General Meeting by properly executed Proxies received at the registered office of the Company at Schottegatweg Oost 44, Willemstad, Curaçao, Netherlands Antilles, on or before 10:00 a.m. (Netherlands Antilles time) on August 27, 2009, and not revoked, will be voted at the General Meeting in accordance with the instructions on the Proxies. If no instructions are indicated, properly executed Proxies will be voted "FOR" adoption of all proposals made at the General Meeting as recommended by the Board. The Board does not know of any matters, other than those referred to in the Notice, which are to come before the General Meeting.

Proxies duly executed and received and not revoked, will be valid at the General Meeting.

A Proxy given pursuant to this solicitation may be revoked at any time before it is voted by filing with the Company at the registered office of the Company no later than 10:00 a.m. (Netherlands Antilles time) on August 27, 2009, a written notice of revocation which bears a date later than the Proxy or by the Shareholder attending the General Meeting in person.

MATTERS TO BE CONSIDERED AT THE GENERAL MEETING

At the General Meeting, Shareholders are being asked to consider and vote upon the following Proposals:

PROPOSAL ONE: TO APPROVE AND ADOPT THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS WITH RESPECT TO THE COMPANY'S FISCAL YEAR ENDED DECEMBER 31, 2008.

The Company's Annual Report for the fiscal year ended December 31, 2008 has been made available to Shareholders by means of publication of such Annual Report on the Corporate/Investor section of the Company's website (www.retailholdings.com) and notice of such website publication has been given to Shareholders by means of a letter dated April 13, 2009. Shareholders may request at no cost a copy of said Annual Report by contacting Amy Pappas at NV Adminservice Corporation, 280 North Bedford Road, Mount Kisco, NY 10549, by e-mail, at apappas@retailholdings.com, or by telephone at (914) 241-3404, or can inspect said Annual Report at the registered address of the Company at Schottegatweg Oost 44, Curaçao, Netherlands Antilles. The audited consolidated financial statements of the Company included in such Annual Report have been prepared in accordance with International Financial Reporting Standards and have been certified by the independent accounting firm of KPMG Poomchai Audit Ltd., a member firm of KPMG. The audited consolidated financial statements of the Company with respect to the fiscal year ended December 31, 2008 have been made available to the Shareholders of the Company and the General Meeting is requested to adopt those financial statements as a requirement of Netherlands Antilles law.

Approval of Proposal One requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal One to approve and adopt the audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2008.

PROPOSAL TWO: TO ELECT STEPHEN H. GOODMAN, ANTONIO COSTA, ALEX JOHNSTON, STEWART M. KASEN AND MALCOLM J. MATTHEWS AS DIRECTORS OF THE COMPANY, SUCH DIRECTORS TO SERVE A TERM FOR THE PERIOD FROM THE DATE OF THIS GENERAL MEETING THROUGH THE DATE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO OCCUR AFTER THIS GENERAL MEETING.

The second proposal to be considered at the General Meeting is the election of five Directors, in the place and stead of the Directors who served from the date of their appointment through the date of this General Meeting, to serve in such capacity until the conclusion of the annual General Meeting of Shareholders to occur after this General Meeting. All of the Company's current Directors are standing for re-election. Biographic information on the Directors may be found in the Company's Annual Report. The Board held eight meetings during 2008. Aside from two Directors who missed one meeting each, the other Directors attended all meetings. Shareholders may vote "for", "against" or "abstain" from voting for all directors or for any individual director.

Approval of Proposal Two requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal Two to elect Stephen H. Goodman, Antonio Costa, Alex Johnston, Stewart M. Kasen and Malcolm J. Matthews as Directors of the Company, such Directors to serve a term for the period from the date of this General Meeting through the date of the annual General Meeting of Shareholders to occur after this General Meeting.

PROPOSAL THREE: TO CONFIRM AND ACCEPT THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY TO REPAY AN AMOUNT FROM THE ACCOUNT PAID-IN SURPLUS OF $0.20 PER COMMON SHARE OF THE COMPANY TO SHAREHOLDERS OF RECORD ON AUGUST 27, 2009 AND NOT TO MAKE ANY OTHER DISTRIBUTION TO SHAREHOLDERS INCLUDING WITH REGARD TO THE PROFITS AS DETERMINED BY THE ADOPTION OF PROPOSAL ONE AND THAT THE PROFITS OF THE COMPANY SHALL BE FULLY RESERVED WITHIN THE COMPANY, AS REFLECTED IN THE COMPANY'S FINANCIAL STATEMENTS FOR THAT PERIOD.

As Singer Asia Limited, the Company's 56.8% owned operating subsidiary, does not require additional funds from its shareholders, the Company's ongoing strategy is not to acquire additional operating businesses or financial assets, and the holding company, Retail Holdings N.V., and its administrative subsidiary are cash flow positive, the Board believes it is desirable that a portion of the funds surplus to the Company's current and foreseeable requirements be distributed to shareholders including a distribution of $0.20 per Share for 2008 to be paid in 2009. Reflecting the holding company's capital structure and the requirements of Netherlands Antilles laws and regulations, the distribution will take the form of a repayment from the account paid-in surplus, rather than a distribution of dividends with regard to profits.

Approval of Proposal Three requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal Three to confirm and accept the recommendation of the Board of Directors of the Company to repay an amount from the account paid-in surplus of $0.20 per common Share of the Company to Shareholders of record on August 27, 2009 and not to make any other distribution to Shareholders including with regard to the profits as determined by the adoption of Proposal One and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period.

PROPOSAL FOUR: TO APPOINT KPMG PHOOMCHAI AUDIT LTD., A MEMBER FIRM OF KPMG, AS AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.

The Board of the Company has recommended the appointment of KPMG Phoomchai Audit Ltd., a member firm of KPMG, who have audited the Company's financial statements for the fiscal year ending December 31, 2008 and prior years, as the auditors of the Company for the fiscal year ending December 31, 2009.

Approval of Proposal Four requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal Four to appoint KPMG Phoomchai Audit Ltd., a member firm of KPMG, as auditors of the Company for the fiscal year ending December 31, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF RETAIL HOLDINGS N.V.

July 6, 2009